ATS Reports Fourth Quarter Fiscal 2026 Results

05/28/2026

Cambridge, ON / BUSINESS WIRE / ATS Corporation (TSX and NYSE: ATS) ("ATS" or the "Company") today reported its financial results for the three and twelve months ended March 31, 2026. All references to "$" or "dollars" in this news release are to Canadian dollars unless otherwise indicated.

Fourth quarter highlights:
•Revenues were $747.1 million (adjusted revenues1 $744.3 million) compared to $574.2 million (adjusted revenues $721.1 million) a year ago.
•Net loss was $16.2 million compared to net loss $68.9 million a year ago.
•Basic loss per share were 16 cents, compared to loss per share of 70 cents a year ago.
•Adjusted EBITDA1 was $102.5 million compared to $97.1 million a year ago.
•Adjusted basic earnings per share1 were 36 cents compared to 41 cents a year ago.
•Order Bookings2 were $704 million, compared to $863 million a year ago.
•Order Backlog2 was $1,958 million, compared to $2,139 million a year ago.

“Today ATS reported fourth quarter and full-year results for fiscal 2026, with full-year revenue and adjusted earnings from operations growth of approximately 11%, reflecting solid execution across the platform.” said Doug Wright, Chief Executive Officer. “In the quarter, we took decisive steps to restructure and reposition our transportation-related businesses; we are consolidating certain operations and right-sizing our facility footprint, while repositioning our engineering and automation capabilities into applications where our differentiation creates greater value and the return profile is more attractive.”

Year-to-date highlights:
•Revenues were $2,972.9 million (adjusted revenues1 $2,970.1 million) compared to $2,533.3 million (adjusted revenues $2,680.2 million) a year ago.
•Net income was $71.7 million compared to a loss of $28.0 million a year ago.
•Basic earnings per share were 73 cents, compared to a loss of 29 cents a year ago.
•Adjusted EBITDA1 was $413.0 million compared to $368.9 million a year ago.
•Adjusted basic earnings per share1 were $1.69 compared to $1.47 a year ago.
•Order Bookings2 were $2,952 million, compared to $3,305 million a year ago.

Mr. Wright added: "We closed out fiscal 2026 with leverage and working capital within target ranges, and a backlog that provides solid revenue visibility into fiscal 2027. These actions, including our reorganization initiatives, leave us better positioned as we enter the new fiscal year, with increased financial flexibility and a clear focus on margin expansion, free cash flow and disciplined capital deployment, alongside a more focused portfolio and improved cost structure."

1 Non-IFRS measure — See "Non-IFRS and Other Financial Measures".
2 Supplementary financial measure — See "Non-IFRS and Other Financial Measures".

Financial results
(In millions of dollars, except per share and margin data)

	Q4 2026	Q4 2025	Variance	Fiscal 2026	Fiscal 2025	Variance
Revenues	$747.1	$574.2	30.1%	$2,972.9	$2,533.3	17.4%
Adjusted revenues[1]	$744.3	$721.1	3.2%	$2,970.1	$2,680.2	10.8%
Net income (loss)	$(16.2)	$(68.9)	76.5%	$71.7	$(28.0)	356.1%
Adjusted earnings from operations[1]	$76.8	$74.3	3.4%	$314.4	$282.6	11.3%
Adjusted earnings from operations margin[2]	10.3%	10.3%	1bps	10.6%	10.5%	4bps
Adjusted EBITDA[1]	$102.5	$97.1	5.6%	$413.0	$368.9	12.0%
Adjusted EBITDA margin[2]	13.8%	13.5%	31bps	13.9%	13.8%	14bps
Basic earnings (loss) per share	$(0.16)	$(0.70)	77.1%	$0.73	$(0.29)	351.7%
Adjusted basic earnings per share[1]	$0.36	$0.41	(12.2)%	$1.69	$1.47	15.0%
Order Bookings[3]	$704	$863	(18.4)%	$2,952	$3,305	(10.7)%

As At	March 31 2026	March 31 2025	Variance
Order Backlog[3]	$1,958	$2,139	(8.5)%
1Non-IFRS financial measure — See "Non-IFRS and Other Financial Measures".
2Non-IFRS ratio — See "Non-IFRS and Other Financial Measures".
3Supplementary financial measure — See "Non-IFRS and Other Financial Measures".

Fourth quarter summary
Fourth quarter fiscal 2026 revenues were 30.1% or $172.9 million higher than in the corresponding period a year ago, primarily reflecting a year-over-year increase in organic revenue (excluding contributions from acquired companies and foreign exchange translation) of $10.8 million or 1.5%, in addition to the $146.9 million impact from the one-time settlement with an electric vehicle ("EV") customer in the prior year. On an adjusted basis, revenues were 3.2% or $23.2 million higher than in the corresponding period a year ago. Revenues generated from construction contracts decreased 3.4% or $13.8 million from the prior period primarily due to lower Order Backlog entering the period and was partially offset by the positive impact of foreign exchange translation. Revenues from services increased 17.2% or $27.4 million, primarily due to organic revenue growth on higher Order Backlog entering the period and the positive impact of foreign exchange translation. Revenues from the sale of goods increased 6.0% or $9.6 million primarily due to organic revenue growth on higher Order Backlog entering the period.

By market, revenues generated in life sciences decreased $38.9 million or 9.3% year over year. This was primarily due to a decrease in organic revenue growth on lower Order Backlog entering the quarter as the prior year included several large enterprise Order Bookings in life sciences. Revenues generated in consumer products increased $71.9 million or 80.6% year over year primarily due to organic revenue growth, including contributions from warehouse packaging automation projects. Revenues generated in food & beverage decreased $2.2 million or 1.9% from the corresponding period last year due to timing of customer projects. Revenues in energy increased $34.2 million or 101.5% year over year due to organic revenue growth on higher Backlog Order entering the quarter, including execution of nuclear projects. Revenues in transportation decreased $41.8 million or 61.1% year over year due to lower Order Backlog entering the quarter, as expected.

Net loss for the fourth quarter of fiscal 2026 was $16.2 million ((16) cents per share basic), compared to net loss of $68.9 million ((70) cent per share basic) for the fourth quarter of fiscal 2025. The improvement primarily reflected higher revenues, partially offset by increased SG&A. Adjusted basic earnings per share were 36 cents compared to 41 cents in the fourth quarter of fiscal 2025.

Depreciation and amortization expense was $46.8 million in the fourth quarter of fiscal 2026, compared to $38.0 million a year ago. This increase was primarily due to the services reorganization — see "Reorganization Activity."
EBITDA was $54.9 million (7.4% EBITDA margin) in the fourth quarter of fiscal 2026 compared to $(75.6) million ((10.5)% EBITDA margin) in the fourth quarter of fiscal 2025. EBITDA for the fourth quarter of fiscal 2026 included $15.2 million of restructuring charges, $0.1 million of incremental costs related to acquisition activity, $28.3 million related to the impact of the transportation reorganization, $2.6 million related to the impact of the services reorganization, $1.3 million related to the fourth quarter of fiscal 2026 CEO inducement costs and $0.1 million of stock-based compensation revaluation expense of cash-settled awards. EBITDA for the corresponding period in the prior year included $3.5 million of restructuring charges, $0.9 million of incremental costs related to acquisition activity, $0.6 million of acquisition-related fair value adjustments to acquired inventories, $171.1 million of impact from the one-time settlement with an EV customer, and $3.4 million of recoveries of stock-based compensation revaluation expenses. Excluding these amounts, adjusted EBITDA was $102.5 million (13.8% adjusted EBITDA margin), compared to $97.1 million (13.5% adjusted EBITDA margin) for the corresponding period in the prior year. Higher adjusted EBITDA primarily reflected increased adjusted revenues, partially offset by increased SG&A.

Order Backlog Continuity
(In millions of dollars)

	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Opening Order Backlog	$2,053	$2,060	$2,139	$1,793
Adjusted Revenues[1]	(744)	(721)	(2,970)	(2,680)
Order Bookings	704	863	2,952	3,305
Order Backlog adjustments[2]	(55)	(63)	(163)	(279)
Total	$1,958	$2,139	$1,958	$2,139
1.Non-IFRS financial measure — see "Non-IFRS and Other Financial Measures."
2.Order Backlog adjustments include incremental Order Backlog of acquired companies ($12 million acquired with Paxiom Group ("Paxiom") in the twelve months ended March 31, 2025), foreign exchange adjustments, and normal course scope changes and cancellations and the removal of Order Backlog related to the Company's disagreement with one of its EV customers in fiscal 2025.

Order Bookings
Fourth quarter of fiscal 2026 Order Bookings were $704 million, a 18.4% year-over-year decrease, reflecting a 19.3% decline in organic Order Bookings, partially offset by 0.9% from the positive impact of foreign exchange translation. By market, Order Bookings in life sciences decreased compared to the prior-year period primarily due to the timing of customer capital investment cycles. Order Bookings within life sciences in the quarter were well diversified, including orders for radiopharmaceutical applications and for medical device automation solutions outside of autoinjector (GLP-1) assembly equipment. Order Bookings in both consumer products and energy decreased from the prior period primarily due to timing of customer orders, while Order Bookings in food & beverage increased compared to the prior-year period primarily due to timing of customer orders in addition to the positive impact of foreign exchange translation.Order Bookings in transportation decreased, as expected, based on end-market capacity requirements, particularly in EV.
Trailing twelve month book-to-bill ratio at March 31, 2026 was 0.99:1 reflecting the Company's execution against a strong backlog built over the prior fiscal year, as previously secured orders converted into revenues. Order Bookings, organic Order Bookings growth and book-to-bill ratio are supplementary financial measures — see "Non-IFRS and Other Financial Measures."
Backlog
At March 31, 2026, Order Backlog was $1,958 million, 8.5% lower than at March 31, 2025.

Outlook
The life sciences funnel remains strong and diversified, with opportunities in strategic submarkets such as pharmaceuticals, radiopharmaceuticals, and medical devices. Management continues to identify opportunities with both new and existing customers, including those who produce diagnostic and therapeutic radiopharmaceuticals, auto-injectors, wearable devices, automated pharmacy solutions, contact lenses and pre-filled syringes, as well as opportunities to provide life science solutions that leverage integrated capabilities from across ATS. ATS serves customers in laboratory research where government funding in the U.S. has been and continues to be constrained. However, management has not seen a material impact on its overall life sciences funnel activity. ATS is also advancing a coordinated go-to-market reorganization across its lab equipment businesses, with early pipeline activity building. Funnel activity in consumer products is stable, although discretionary spending by consumers, influenced by factors such as inflationary pressures, may impact timing of some customer investments in the Company's solutions. Funnel activity in food & beverage remains strong. The Company continues to benefit from strong brand recognition within global tomato processing, as well as other soft fruit and vegetable processing industries. There is continued demand for automated solutions within the food & beverage market more broadly, in areas such as secondary processing and packaging. Funnel activity in energy remains strong and includes longer-term opportunities in the nuclear industry. The Company is focused on clean energy applications including solutions for the refurbishment of nuclear power plants, early participation in the new reactor build market, including small modular reactors, and grid battery storage. In transportation, the funnel consists of opportunities reflective of current end-market capacity needs and ATS' specialized capabilities, which can support customers as opportunities arise, including automation solutions that support the assembly and testing of automotive components and systems, primarily for EV. The capabilities of the ATS businesses historically focused on transportation are expected to continue to build their unique capabilities and technologies for use in other industrial applications.

Customers seeking to de-risk or enhance supply chain resiliency, address skilled worker shortages or combat higher labour costs present ongoing and future opportunities for ATS. Management believes that the underlying trends driving customer demand for ATS solutions, including growing labour constraints, production onshoring or reshoring and the need for scalable, high-quality, energy-efficient production, remain favourable. In addition, funnel growth in markets where sustainability requirements are a focus for customers — including nuclear and grid battery storage, as well as consumer goods packaging — provides ATS with opportunities to use its capabilities to respond to customer needs, such as global and regional requirements to reduce carbon emissions.

Order Backlog of $1,958 million is expected to help mitigate some of the impact of quarterly variability in Order Bookings on revenues in the short term. The Company's Order Backlog includes several large enterprise programs that have longer periods of performance and therefore longer revenue recognition cycles, particularly in life sciences. In the first quarter of fiscal 2027, management expects to generate revenues in the range of $700 million to $740 million. This estimate is calculated each quarter based on management's assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity. For fiscal 2027, the Company expects modest revenue growth, reflecting continued demand across its diversified global end markets, while the ongoing reorganization of its transportation-related operations is expected to remove dilutive revenues of approximately $50 million. Additionally, Life Sciences enters fiscal 2027 with a more normalized backlog, having worked through the strong bookings from fiscal 2025. Neither factor reflects a change in the underlying demand environment or the Company's expectations to outperform growth in its chosen markets over time. Over the long term, the Company's objective is to grow revenues at a rate that exceeds the underlying growth of its chosen end markets, supported by its global scale, technology differentiation, and disciplined execution of the ABM.

Adjusted earnings from operations margin is expected to improve by approximately 50 to 75 basis points in fiscal 2027. This improvement is expected to be achieved through a combination of lower costs achieved from the transportation reorganization (see "Reorganization Activity"), disciplined execution of the ABM across the portfolio, targeted commercial practices, and an improved after-market mix supported by the integration of services directly into the Company's operating units. A portion of the savings from the reorganization will be reinvested in higher-growth areas, including the Company's nuclear business, where management sees meaningful long-term opportunity. Margin improvement will not be linear across quarters and should be considered on a full-year basis. The Company's long-term adjusted earnings from operations margin target of 15% remains unchanged. As progress is made toward this target, the Company may update its long-term margin objectives. Adjusted earnings from operations margin is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

Supplier lead times are generally acceptable across key categories; however, inflationary or other cost increases (see "Tariffs"), and price and lead-time volatility may continue to disrupt the timing and progress of the Company's margin expansion efforts and may affect revenue recognition. Over time, achieving management's margin target assumes that the Company will successfully implement its margin expansion initiatives, and that such initiatives will result in improvements to its adjusted earnings from operations margin that offset these shorter-term pressures (see "Forward-Looking Statements" for a description of the risks underlying the achievement of the margin target in future periods).

The timing and geographies of customer capital expenditure decisions on larger opportunities, including as a result of their evaluations of tariffs, can cause variability in Order Bookings from quarter to quarter (see "Tariffs"). Revenues in a given period are dependent on a combination of the volume of outstanding projects the Company is contracted to perform, the size and duration of those projects, and the timing of project activities including design, assembly, testing, and installation. Given the specialized nature of the Company's offerings, the size and scope of projects vary based on customer needs. The Company seeks to achieve revenue growth organically and by identifying strategic acquisition opportunities that provide access to attractive end markets and new products and technologies and deliver hurdle-rate returns. After-sales revenues and reoccurring revenues, which ATS defines as revenues from ancillary products and services associated with equipment sales, and revenues from customers who purchase non-customized ATS products at regular intervals, are expected to provide some balance to customers' capital expenditure cycles. ATS expects reoccurring revenues to be in the range of 25%-35% on a trailing twelve month basis.

The Company maintains a sustained focus on non-cash working capital. Over the long term, the Company expects to continue investing in non-cash working capital to support growth, with some fluctuations expected on a quarter-over-quarter basis. The Company's long-term goal is to maintain its investment in non-cash working capital as a percentage of annualized revenues below 15%. The Company expects that continued cash flows from operations, together with cash and cash equivalents on hand and credit available under operating and long-term credit facilities will be sufficient to fund its requirements for investments in non-cash working capital and capital assets, and to fund strategic investment plans including some potential acquisitions. Acquisitions could result in additional debt or equity financing requirements for the Company. Non-cash working capital as a percentage of revenues is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

The Company continues to make progress with its plans to integrate acquired companies, and expects to realize cost and revenue synergies consistent with announced integration plans.
Reorganization Activity
The Company periodically undertakes reviews of its operations to ensure alignment with strategic market opportunities and other operational efficiency opportunities.

Restructuring costs
The Company previously disclosed expected restructuring costs of approximately $20 million in the third and fourth quarters of fiscal 2026. In the fourth quarter of fiscal 2026, restructuring expenses of $15.2 million were recorded in relation to these activities, bringing the total cost for the year ended March 31, 2026, to $23.1 million. This includes costs from the Company's previously announced fiscal 2025 restructuring program, as well as the fiscal 2026 initiative. Combined, this is consistent with the Company's previously disclosed expectations.

In the first quarter of fiscal 2027, the Company expects restructuring costs of approximately $5 million related to transportation-related divisions and approximately $5 million to $10 million related to other parts of the business, as warranted. As part of transportation-related restructuring, three smaller facilities in the U.S. will be closed. The Company will continue to evaluate its cost structure throughout fiscal 2027 as event-driven opportunities are identified across the portfolio, with a specific focus on margin expansion.

Other reorganization activities
During the fourth quarter of fiscal 2026, after a thorough review, the Company identified additional opportunities to continue the realignment of the cost structure and capital needs of its transportation-related businesses, including consolidation of remaining transportation-focused standalone divisions, and addressing excess facility capacity. Two facilities in the U.S. and one facility in Germany are being held for sale, with one of the facilities in the U.S. to be structured as a sale and leaseback transaction. The proceeds from the sale of these facilities, expected in fiscal 2027, are expected to fund the restructuring activities and other related costs associated with exiting these businesses and concluding the Company's obligations with respect to legacy customer contracts.

As part of these actions, the Company is repositioning its transportation-related activities by applying engineering and automation capabilities, including areas such as laser welding, machine vision and high-precision testing, into other applications where the Company's capability and customer's needs align. As these businesses are repositioned and given they represent a smaller portion of the business overall, the Company expects that, in the coming quarters, transportation will no longer be reported as a separate market vertical.

Included in the fourth quarter of fiscal 2026 net loss is $28.3 million relating to costs directly associated with the transportation reorganization activities noted above, including aged inventory adjustments, and impairment charges and costs associated with completing existing legacy customer contracts. In addition, included in net loss is $9.8 million of costs associated with the Company's previously announced initiative to embed its growing services business within its operating units. These amounts represent $7.2 million of amortization costs associated with redundant assets as well as additional costs to complete remaining legacy (primarily transportation related) customer contracts. The reorganization costs are included as non-IFRS adjusting items in adjusted net income – see "Reconciliation of Non-IFRS Measures to IFRS Measures."

The restructuring and reorganization activity is expected to support the Company's margin expansion initiatives throughout fiscal 2027.

Tariffs
The majority of the Company's shipments from Canada into the U.S. fall within the current terms of the US-Mexico-Canada trade agreement ("USMCA"). However, the U.S. has imposed tariffs on certain goods from various jurisdictions globally, including Canada and Europe; and further tariffs and trade agreements continue to be discussed. Management continues to actively monitor the situation as it evolves and is taking steps to mitigate risks where possible while continuing to offer support to customers based on their needs, which may include onshoring or reshoring production. Supply chain impacts resulting from shifting trade dynamics have been largely mitigated through alternative sourcing, along with pricing strategies. While the Company could see impacts over time arising from unmitigated costs related to the tariffs themselves, potential supplier price increases, and the timing and geographic shifts in customers' capital deployment, ATS' global footprint and decentralized operating model, supported by the ABM, provide some flexibility to address potential disruptions over the long term. As with prior tariffs, the potential impact, if any, of the revised Section 232 tariffs is dependent on specific customer programs and the nature of the Company's work and, at this time the Company does not expect these tariffs to have a material impact. On a trailing twelve month basis, the Company's equipment and product adjusted revenues from its Canadian and European operations being sold into the U.S. remained consistent with the range previously disclosed, and was just over 20% of the Company's total adjusted revenues for the year ended March 31, 2026. Adjusted revenues is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures."

Quarterly Conference Call
ATS will host a conference call and webcast at 8:30 a.m. eastern time on Thursday, May 28, 2026 to discuss its quarterly results. The listen-only webcast can be accessed live at www.atsautomation.com. The listen-only webcast can be accessed at https://events.q4inc.com/attendee/406309619 and the conference call can be accessed by dialing (888) 660-6652 five minutes prior and quoting reference number 8782510. A replay of the conference will be available on the ATS website following the call. Alternatively, a telephone recording of the call will be available for one week (until midnight June 4, 2026) by dialing (800) 770-2030 and using the access code 8782510.

The 2026 Audited Consolidated Financial Statements, including Management’s Discussion and Analysis, and the Annual Information Form (AIF), are available on the company’s website, www.atsautomation.com. ATS also filed these documents with the Canadian Securities Administrators (accessible through its website at www.sedarplus.ca) and filed with the U.S. Securities and Exchange Commission such documents under its Form 40-F annual report (accessible through its website at www.sec.gov/edgar).

ATS will provide a paper copy of its audited financial statements, free of charge, on request through our website, www.atsautomation.com, or in writing to 730 Fountain Street North, Building #3, Cambridge, ON N3H 4R7, Canada.
About ATS
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs over 7,000 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol ATS. Visit the Company's website at www.atsautomation.com.

For more information, contact:	For general media inquiries, contact:
David Ocampo	Matthew Robinson
Head of Investor Relations	Director, Corporate Affairs & Communications
ATS Corporation	ATS Corporation
730 Fountain Street North	730 Fountain Street North
Cambridge, ON, N3H 4R7	Cambridge, ON, N3H 4R7
(519) 653-6500	(519) 653-6500
docampo@atsautomation.com	mrobinson@atsautomation.com

SOURCE: ATS Corporation

Consolidated Adjusted Revenues
(In millions of dollars)

Adjusted Revenues by type	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Revenues from construction contracts	$388.2	$402.0	$1,599.2	$1,458.0
Services rendered	186.7	159.3	723.9	651.2
Sale of goods	169.4	159.8	647.0	571.0
Total adjusted revenues	$744.3	$721.1	$2,970.1	$2,680.2

Adjusted Revenues by market	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Life Sciences	$378.0	$416.9	$1,522.0	$1,471.8
Consumer Products	161.1	89.2	553.0	335.7
Food & Beverage	110.7	112.9	498.8	416.9
Energy	67.9	33.7	226.6	124.0
Transportation	26.6	68.4	169.7	331.8
Total adjusted revenues	$744.3	$721.1	$2,970.1	$2,680.2

Adjusted revenues by customer location	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
North America	$404.6	$379.0	$1,558.6	$1,432.0
Europe	247.2	252.5	1,020.5	938.6
Asia/Other	92.5	89.6	391.0	309.6
Total adjusted revenues	$744.3	$721.1	$2,970.1	$2,680.2

Additional adjusted revenue disaggregation	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Custom integration and automation systems	$241.7	$269.4	$1,033.7	$978.0
Products and equipment	240.8	229.7	927.1	812.8
Services including spare parts	261.8	222.0	1,009.3	889.4
Total adjusted revenues	$744.3	$721.1	$2,970.1	$2,680.2

Consolidated Operating Results
(In millions of dollars)

	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Earnings (loss) from operations	$8.1	$(113.6)	$198.8	$9.3
Amortization of acquisition-related intangible assets	13.9	15.2	58.1	66.4
Acquisition-related transaction costs	0.1	0.9	0.8	4.0
Acquisition-related inventory fair value charges	—	0.6	—	4.4
Restructuring charges	15.2	3.5	23.1	24.0
Cancelled contract costs	—	—	—	8.7
EV customer settlement	—	171.1	—	171.1
Stock-based compensation forfeiture[2]	—	—	(7.3)	—
Transportation reorganization[3]	28.3	—	28.3	—
Services reorganization[4]	9.8	—	9.8	—
CEO inducement	1.3	—	1.3	—
Mark to market portion of stock-based compensation	0.1	(3.4)	1.5	(5.3)
Adjusted earnings from operations[1]	$76.8	$74.3	$314.4	$282.6
1Non-IFRS financial measure — see "Non-IFRS and Other Financial Measures."
2Reversal of previously recorded stock-based compensation expense due to departure of the Company's former CEO within the fiscal year.
3Included in the transportation reorganization costs is an increase of $2.8 million to revenue, $28.6 million increase of cost of revenues, and $2.5 million increase to SG&A.
4Included in the services reorganization is a $2.6 million impact to cost of revenues, $2.0 million of amortization charges recorded to cost of revenues, and $5.2 million of amortization recorded to SG&A.

	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Earnings (loss) from operations	$8.1	$(113.6)	$198.8	$9.3
Depreciation and amortization	46.8	38.0	163.9	152.7
EBITDA[1]	$54.9	$(75.6)	$362.7	$162.0
Restructuring charges	15.2	3.5	23.1	24.0
Acquisition-related transaction costs	0.1	0.9	0.8	4.0
Acquisition-related inventory fair value charges	—	0.6	—	4.4
Cancelled contract costs	—	—	—	8.7
EV customer settlement	—	171.1	—	171.1
Stock-based compensation forfeiture[2]	—	—	(7.3)	—
Transportation reorganization	28.3	—	28.3	—
Services reorganization[3]	2.6	—	2.6	—
CEO inducement	1.3	—	1.3	—
Mark to market portion of stock-based compensation	0.1	(3.4)	1.5	(5.3)
Adjusted EBITDA[1]	$102.5	$97.1	$413.0	$368.9
1Non-IFRS financial measure — See "Non-IFRS and Other Financial Measures".
2Reversal of previously recorded stock-based compensation expense due to departure of the Company's former CEO within the fiscal year.
3Services reorganization costs incurred in the quarter include $7.2 million of amortization costs arising from a change in useful lives of certain assets. These amounts are excluded from the reconciling adjustment as they are already excluded in the calculation of EBITDA.

Order Backlog by Market
(In millions of dollars)

As at	March 31 2026	March 31 2025
Life Sciences	$1,077	$1,199
Consumer Products	278	282
Food & Beverage	214	258
Energy	260	186
Transportation	129	214
Total	$1,958	$2,139

Order Bookings by Quarter
(In millions of dollars)

	Fiscal 2026	Fiscal 2025
Q1	$693	$817
Q2	734	742
Q3	821	883
Q4	704	863
Total Order Bookings	$2,952	$3,305

Reconciliation of Non-IFRS Measures to IFRS Measures
(In millions of dollars, except per share data)

The following table reconciles adjusted revenues to the most directly comparable IFRS measure (revenue):

	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Adjusted revenues	$744.3	$721.1	$2,970.1	$2,680.2
Transportation reorganization[1]	(2.8)	—	(2.8)	—
EV customer settlement - revenue portion	—	146.9	—	146.9
Revenues	$747.1	$574.2	$2,972.9	$2,533.3
1The transportation reorganization included an increase to revenue and cost of revenue and was recorded to reflect additional billings and costs to complete legacy customer programs — see "Reorganization Activity."

The following table reconciles adjusted EBITDA and EBITDA to the most directly comparable IFRS measure (net income (loss)):

	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Adjusted EBITDA	$102.5	$97.1	$413.0	$368.9
Less: Restructuring charges	15.2	3.5	23.1	24.0
Less: Acquisition-related transaction costs	0.1	0.9	0.8	4.0
Less: Acquisition-related inventory fair value charges	—	0.6	—	4.4
Less: Cancelled contract costs	—	—	—	8.7
Less: EV customer settlement	—	171.1	—	171.1
Less: Stock-based compensation forfeiture[1]	—	—	(7.3)	—
Less: Transportation reorganization	28.3	—	28.3	—
Less: Services reorganization[2]	2.6	—	2.6	—
Less: CEO inducement	1.3	—	1.3	—
Less: Mark to market portion of stock-based compensation	0.1	(3.4)	1.5	(5.3)
EBITDA	$54.9	$(75.6)	$362.7	$162.0
Less: Depreciation and amortization expense	46.8	38.0	163.9	152.7
Earnings (loss) from operations	$8.1	$(113.6)	$198.8	$9.3
Less: Net finance costs	25.5	26.7	99.6	92.2
Less: Income tax expense (recovery)	(1.2)	(71.4)	27.5	(54.9)
Net income (loss)	$(16.2)	$(68.9)	$71.7	$(28.0)
1Reversal of previously recorded stock-based compensation expense due to departure of the Company's former CEO within the fiscal year.
2Services reorganization costs incurred in the quarter include $7.2 million of amortization costs arising from a change in useful lives of certain assets. These amounts are excluded from the reconciling adjustment as they are already excluded in the calculation of EBITDA.

The following table reconciles adjusted earnings from operations, adjusted net income, and adjusted basic earnings per share to the most directly comparable IFRS measures (net income (loss) and basic earnings (loss) per share):

	Three Months Ended March 31, 2026					Three Months Ended March 31, 2025
	Earnings from operations	Finance costs	Income tax recovery	Net income	Basic EPS	Earnings (loss) from operations	Finance costs	Income tax recovery	Net Income (loss)	Basic EPS
Reported (IFRS)	$8.1	$(25.5)	$1.2	$(16.2)	$(0.16)	$(113.6)	$(26.7)	$71.4	$(68.9)	$(0.70)
Amortization of acquisition- related intangibles	13.9	—	—	13.9	0.14	15.2	—	—	15.2	0.15
Restructuring charges	15.2	—	—	15.2	0.15	3.5	—	—	3.5	0.04
Acquisition-related inventory fair value charges	—	—	—	—	—	0.6	—	—	0.6	0.01
Acquisition-related transaction costs	0.1	—	—	0.1	—	0.9	—	—	0.9	0.01
EV customer settlement	—	—	—	—	—	171.1	—	—	171.1	1.75
Transportation reorganization	28.3	—	—	28.3	0.29	—	—	—	—	—
Services reorganization	9.8	—	—	9.8	0.10	—	—	—	—	—
CEO inducement	1.3	—	—	1.3	0.01	—	—	—	—	—
Mark to market portion of stock-based compensation	0.1	—	—	0.1	—	(3.4)	—	—	(3.4)	(0.04)
Adjustment to income tax recovery[1]	—	—	(17.1)	(17.1)	(0.17)	—	—	(79.0)	(79.0)	(0.81)
Adjusted (non-IFRS)	$76.8			$35.4	$0.36	$74.3			$40.0	$0.41
1For a breakdown of items included in adjustments to income tax expense (recovery) see reconciliation of adjusted effective income tax rate table.

	Year Ended March 31, 2026					Year Ended March 31, 2025
	Earnings from operations	Finance costs	Income tax expense	Net income	Basic EPS	Earnings from operations	Finance costs	Income tax recovery	Net income (loss)	Basic EPS
Reported (IFRS)	$198.8	$(99.6)	$(27.5)	$71.7	$0.73	$9.3	$(92.2)	$54.9	$(28.0)	$(0.29)
Amortization of acquisition- related intangibles	58.1	—	—	58.1	0.59	66.4	—	—	66.4	0.68
Restructuring charges	23.1	—	—	23.1	0.23	24.0	—	—	24.0	0.24
Acquisition-related inventory fair value charges	—	—	—	—	—	4.4	—	—	4.4	0.04
Acquisition-related transaction costs	0.8	—	—	0.8	0.01	4.0	—	—	4.0	0.04
Cancelled contract costs	—	—	—	—	—	8.7	—	—	8.7	0.09
EV customer settlement	—	—	—	—	—	171.1	—	—	171.1	1.75
Stock-based compensation forfeiture[1]	(7.3)	—	—	(7.3)	(0.07)	—	—	—	—	—
Transportation reorganization	28.3	—	—	28.3	0.29	—	—	—	—	—
Services reorganization	9.8	—	—	9.8	0.10	—	—	—	—	—
CEO inducement	1.3	—	—	1.3	0.01	—	—	—	—	—
Mark to market portion of stock-based compensation	1.5	—	—	1.5	0.02	(5.3)	—	—	(5.3)	(0.05)
Adjustment to income tax expense (recovery)[2]	—	—	(21.8)	(21.8)	(0.22)	—	—	(100.9)	(100.9)	(1.03)
Adjusted (non-IFRS)	$314.4			$165.5	$1.69	$282.6			$144.4	$1.47
1Reversal of previously recorded stock-based compensation expense due to departure of the Company's former CEO within the fiscal year.
2For a breakdown of items included in adjustments to income tax expense (recovery) see reconciliation of adjusted effective income tax rate table.

The following table reconciles organic revenue to adjusted revenues, which have been reconciled to the most directly comparable IFRS measure (revenues) earlier in this press release:

	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Organic revenue	$731.9	$671.3	$2,841.1	$2,492.2
Revenues of acquired companies	—	28.5	43.2	140.8
Impact of foreign exchange rate changes	12.4	21.3	85.8	47.2
Total adjusted revenues	$744.3	$721.1	$2,970.1	$2,680.2
Organic revenue growth	1.5%		6.0%

The following table reconciles non-cash working capital as a percentage of adjusted revenues to the most directly comparable IFRS measures:

As at	March 31, 2026	March 31, 2025
Accounts receivable	$523.7	$719.4
Income tax receivable	10.4	32.1
Contract assets	436.8	503.6
Inventories	295.2	320.2
Deposits, prepaids and other assets	94.9	104.2
Accounts payable and accrued liabilities	(622.4)	(665.1)
Income tax payable	(34.1)	(40.1)
Contract liabilities	(307.3)	(330.1)
Provisions	(32.1)	(30.0)
Non-cash working capital	$365.1	$614.2
Trailing six-month adjusted revenues annualized	$3,009.8	$2,746.1
Working capital %	12.1%	22.4%

The following table reconciles net debt to the most directly comparable IFRS measures:

As at	March 31, 2026	March 31, 2025
Cash and cash equivalents	$285.0	$225.9
Bank indebtedness	(6.7)	(27.3)
Current portion of lease liabilities	(35.2)	(32.7)
Current portion of long-term debt	(0.2)	(0.2)
Long-term lease liabilities	(119.5)	(96.7)
Long-term debt	(1,274.6)	(1,543.5)
Net Debt	$(1,151.2)	$(1,474.5)
Pro Forma Adjusted EBITDA (TTM)	$413.0	$374.4
Net Debt to Pro Forma Adjusted EBITDA	2.8x	3.9x

The following table reconciles free cash flow to the most directly comparable IFRS measures:

(in millions of dollars)	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Cash flows provided by operating activities	$149.5	$39.3	$448.4	$25.8
Acquisition of property, plant and equipment	(12.3)	(11.9)	(33.6)	(34.0)
Acquisition of intangible assets	(13.1)	(17.1)	(43.1)	(44.1)
Free cash flow	$124.1	$10.3	$371.7	$(52.3)

The following table calculates the adjusted effective tax rate based on net income before income taxes including adjusting items and adjusted income tax expense:

(in millions of dollars)	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Earnings (loss) from operations	$8.1	$(113.6)	$198.8	$9.3
Amortization of acquisition-related intangible assets	13.9	15.2	58.1	66.4
Acquisition-related transaction costs	0.1	0.9	0.8	4.0
Acquisition-related inventory fair value charges	—	0.6	—	4.4
Restructuring charges	15.2	3.5	23.1	24.0
Cancelled contract costs	—	—	—	8.7
EV customer settlement	—	171.1	—	171.1
Stock-based compensation forfeiture	—	—	(7.3)	—
Transportation reorganization	28.3	—	28.3	—
Services reorganization	9.8	—	9.8	—
CEO inducement	1.3	—	1.3	—
Mark to market portion of stock-based compensation	0.1	(3.4)	1.5	(5.3)
Adjusted earnings from operations	76.8	74.3	314.4	282.6
Net finance costs	25.5	26.7	99.6	92.2
Income before income taxes including adjusting items	51.3	47.6	214.8	190.4

Income tax expense (recovery)	(1.2)	(71.4)	27.5	(54.9)
Estimated tax impact of adjusting items	17.1	44.0	28.8	65.9
Impact of recognition of previously unrecognized deferred income tax assets from prior years	—	36.8	—	36.8
Income tax impacts relating to transactions that occurred in a prior fiscal year	—	(1.8)	—	(1.8)
Additional tax provision related to the departure of the Company's former CEO in the fiscal year	—	—	(1.6)	—
Impact of tax rate change on deferred tax assets	—	—	(5.4)	—
Adjusted income tax expense	15.9	7.6	49.3	46.0

Adjusted effective income tax rate	31.0%	16.0%	23.0%	24.2%

Certain non-IFRS financial measures exclude the impact on stock-based compensation expense of the revaluation of restricted share units ("RSUs") and deferred share units ("DSUs") resulting specifically from the change in market price of the Company's common shares between periods. Management believes the adjustment provides further insight into the Company's performance.

The following table reconciles total stock-based compensation expense to its components:

(in millions of dollars)	Q4 2026	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025
Total stock-based compensation expense (recovery)	$2.5	$4.5	$(6.7)	$8.4	$(2.3)	$5.1	$2.7	$3.7
Less: stock-based compensation forfeiture[1]	—	—	(7.3)	—	—	—	—	—
Less: Mark to market portion of stock-based compensation	0.1	1.4	(3.7)	3.6	(3.4)	1.4	(1.9)	(1.3)
Base stock-based compensation expense	$2.4	$3.1	$4.3	$4.8	$1.1	$3.7	$4.6	$5.0
1.Reversal of previously recorded stock-based compensation expense due to departure of the Company's former CEO within the fiscal year.

INVESTMENTS, LIQUIDITY, CASH FLOW AND FINANCIAL RESOURCES
(In millions of dollars, except ratios)

As at	March 31, 2026	March 31, 2025
Cash and cash equivalents	$285.0	$225.9
Debt-to-equity ratio[1]	0.89:1	1.10:1
1Debt is calculated as bank indebtedness, long-term debt and lease liabilities. Equity is calculated as total equity less accumulated other comprehensive income.

	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Cash, beginning of period	$263.1	$263.2	$225.9	$170.2
Total cash provided by (used in):
Operating activities	149.5	39.3	448.4	25.8
Investing activities	(24.9)	(24.6)	(76.0)	(268.5)
Financing activities	(102.4)	(54.3)	(313.1)	290.3
Net foreign exchange difference	(0.3)	2.3	(0.2)	8.1
Cash, end of period	$285.0	$225.9	$285.0	$225.9

ATS CORPORATION
Consolidated Statements of Financial Position
(in thousands of Canadian dollars)

As at	March 31 2026	March 31 2025
ASSETS
Current assets
Cash and cash equivalents	$284,957	$225,947
Accounts receivable	523,738	719,435
Income tax receivable	10,356	32,065
Contract assets	436,847	503,552
Inventories	295,206	320,172
Deposits, prepaids and other assets	94,873	104,179
	1,645,977	1,905,350
Assets held for sale	60,302	—
	1,706,279	1,905,350
Non-current assets
Property, plant and equipment	259,791	325,048
Right-of-use assets	147,054	122,291
Long-term deposits	3,710	4,992
Other assets	4,464	7,062
Goodwill	1,399,253	1,394,576
Intangible assets	704,210	758,531
Deferred income tax assets	115,269	104,022
	2,633,751	2,716,522
Total assets	$4,340,030	$4,621,872
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	$6,744	$27,271
Accounts payable and accrued liabilities	622,436	665,109
Income tax payable	34,123	40,073
Contract liabilities	307,306	330,134
Provisions	32,100	29,960
Current portion of lease liabilities	35,202	32,694
Current portion of long-term debt	173	219
	1,038,084	1,125,460
Non-current liabilities
Employee benefits	26,075	25,805
Long-term provisions	468	1,000
Long-term lease liabilities	119,486	96,699
Long-term debt	1,274,552	1,543,459
Deferred income tax liabilities	80,462	100,573
Other long-term liabilities	21,445	19,519
	1,522,488	1,787,055
Total liabilities	$2,560,572	$2,912,515

EQUITY
Share capital	$852,805	$842,015
Contributed surplus	30,758	36,539
Accumulated other comprehensive income	171,573	166,855
Retained earnings	722,621	660,368
Equity attributable to shareholders	1,777,757	1,705,777
Non-controlling interests	1,701	3,580
Total equity	1,779,458	1,709,357
Total liabilities and equity	$4,340,030	$4,621,872
Please refer to complete Consolidated Financial Statements for supplemental notes which can be found on the Company's profile on SEDAR+ at www.sedarplus.ca, the Company's profile on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on the Company's website at www.atsautomation.com.

ATS CORPORATION
Consolidated Statements of Income (Loss)
(in thousands of Canadian dollars, except per share amounts)

Years ended March 31	2026	2025

Revenues	$2,972,932	$2,533,288

Operating costs and expenses
Cost of revenues	2,122,067	1,886,641
Selling, general and administrative	620,270	604,241
Restructuring costs	23,128	23,972
Stock-based compensation	8,687	9,178

Earnings from operations	198,780	9,256

Net finance costs	99,579	92,194

Income (loss) before income taxes	99,201	(82,938)

Income tax expense (recovery)	27,468	(54,960)

Net income (loss)	$71,733	$(27,978)

Attributable to
Shareholders	$71,637	$(28,049)
Non-controlling interests	96	71
	$71,733	$(27,978)

Earnings (loss) per share attributable to shareholders
Basic and diluted	$0.73	$(0.29)

Please refer to complete Consolidated Financial Statements for supplemental notes which can be found on the Company's profile on SEDAR+ at www.sedarplus.ca, the Company's profile on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on the Company's website at www.atsautomation.com.

ATS CORPORATION
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

Years ended March 31	2026	2025

Operating activities
Net income (loss)	$71,733	$(27,978)
Items not involving cash
Depreciation of property, plant and equipment	34,470	33,674
Amortization of right-of-use assets	38,821	33,824
Amortization of intangible assets	90,582	85,172
Deferred income taxes	(37,522)	(84,546)
Other items not involving cash	(1,345)	(16,971)
Stock-based compensation	5,057	10,564
Change in non-cash operating working capital	246,587	(7,968)
Cash flows provided by operating activities	$448,383	$25,771

Investing activities
Acquisition of property, plant and equipment	$(33,642)	$(33,952)
Acquisition of intangible assets	(43,134)	(44,078)
Business acquisitions, net of cash acquired	—	(179,389)
Settlement of cross-currency interest rate swap instrument	—	(16,555)
Proceeds from disposal of property, plant and equipment	740	5,532
Cash flows used in investing activities	$(76,036)	$(268,442)

Financing activities
Bank indebtedness	$(20,420)	$22,478
Repayment of long-term debt	(331,424)	(573,777)
Proceeds from long-term debt	84,999	907,015
Settlement of cross-currency interest rate swap instrument	—	24,262
Proceeds from exercise of stock options	12,422	495
Purchase of non-controlling interest	(4,370)	—
Repurchase of common shares	(10,000)	(44,983)
Acquisition of shares held in trust	(9,616)	(14,690)
Principal lease payments	(34,676)	(30,519)
Cash flows provided by (used in) financing activities	$(313,085)	$290,281
Effect of exchange rate changes on cash and cash equivalents	(252)	8,160
Increase in cash and cash equivalents	59,010	55,770
Cash and cash equivalents, beginning of year	225,947	170,177
Cash and cash equivalents, end of year	$284,957	$225,947
Supplemental information
Cash income taxes paid	$42,166	$61,936
Cash interest paid	$97,501	$95,151

Please refer to complete Consolidated Financial Statements for supplemental notes which can be found on the Company's profile on SEDAR+ at www.sedarplus.ca, the Company's profile on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on the Company's website at www.atsautomation.com.

Notice to Readers: Non-IFRS and Other Financial Measures
Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures to evaluate the performance of the Company.

The terms "EBITDA", "organic revenue", "adjusted net income", "adjusted earnings from operations", "adjusted revenues", "adjusted EBITDA", "pro forma adjusted EBITDA", "adjusted basic earnings per share", and "free cash flow", are non-IFRS financial measures, "operating margin", "EBITDA margin", "adjusted earnings from operations margin", "adjusted EBITDA margin", "organic revenue growth", "non-cash working capital as a percentage of adjusted revenues", and "net debt to pro forma adjusted EBITDA" are non-IFRS ratios, and "reoccurring revenues", "custom integration and automation systems revenues", "products and equipment revenues", "service including spare parts revenues", "Order Bookings", "organic Order Bookings", "organic Order Bookings growth", "Order Backlog", and "book-to-bill ratio" are supplementary financial measures, all of which do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In addition, management uses "earnings from operations", which is an additional IFRS measure, to evaluate the performance of the Company. Earnings from operations is presented on the Company's consolidated statements of income as net income excluding income tax expense and net finance costs. Operating margin is an expression of the Company's earnings from operations as a percentage of adjusted revenues. EBITDA is defined as earnings from operations excluding depreciation and amortization. EBITDA margin is an expression of the Company's EBITDA as a percentage of adjusted revenues. Organic revenue is defined as adjusted revenues in the stated period excluding revenues from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic revenue growth compares the stated period organic revenue with the reported adjusted revenues of the comparable prior period. Adjusted earnings from operations is defined as earnings from operations before items excluded from management's internal analysis of operating results, such as amortization expense of acquisition-related intangible assets, acquisition-related transaction and integration costs, restructuring charges, legal settlement costs that arise outside of the ordinary course of business, the mark-to-market adjustment on stock-based compensation and certain other adjustments which would be non-recurring in nature ("adjustment items"). Adjusted earnings from operations margin is an expression of the Company's adjusted earnings from operations as a percentage of adjusted revenues. Adjusted revenues are defined as revenues before any adjustment items. Adjusted EBITDA is defined as adjusted earnings from operations excluding depreciation and amortization. Pro forma adjusted EBITDA is adjusted EBITDA on a pro forma basis to reflect full contribution from recent acquisitions. Adjusted EBITDA margin is an expression of the entity's adjusted EBITDA as a percentage of revenues. Adjusted basic earnings per share is defined as adjusted net income on a basic per share basis, where adjusted net income is defined as adjusted earnings from operations less net finance costs and income tax expense, plus tax effects of adjustment items and adjusted for other significant items of a non-recurring nature. Non-cash working capital as a percentage of adjusted revenues is defined as the sum of accounts receivable, contract assets, inventories, deposits, prepaids and other assets, less accounts payable, accrued liabilities, provisions and contract liabilities divided by the trailing two fiscal quarter adjusted revenues annualized. Free cash flow is defined as cash provided by operating activities less property, plant and equipment and intangible asset expenditures. Net debt to pro forma adjusted EBITDA is the ratio of the net debt of the Company (cash and cash equivalents less bank indebtedness, long-term debt, and lease liabilities) to the trailing twelve month pro forma adjusted EBITDA. Reoccurring revenue for ATS is defined as adjusted revenues from ancillary products and services associated with equipment sales and revenue from customers who purchase non-customized ATS products at regular intervals. Custom integration and automation systems revenues are defined as adjusted revenues from end-to-end manufacturing solutions customized to customer needs. Products and equipment revenues are defined as adjusted revenues from modular or standardized equipment and other products. Services including spare parts revenues are defined as revenues from consulting, digital and other services, including aftermarket services and spares. Order Bookings represent new orders for the supply of automation systems, services and products that management believes are firm. Organic Order Bookings are defined as Order Bookings in the stated period excluding Order Bookings from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic Order Bookings growth compares the stated period organic Order Bookings with the reported Order Bookings of the comparable prior period. Order Backlog is the estimated unearned portion of revenues on customer contracts that are in process and have not been completed at the specified date. Book to bill ratio is a measure of Order Bookings compared to adjusted revenue.

Following amendments to ATS' RSU Plan in 2022 to provide the Company with the option for settlement in shares purchased in the open market and the creation of the employee benefit trust to facilitate such settlement, ATS began to account for equity-settled RSUs using the equity method of accounting. However, prior RSU grants which will be cash-settled and DSU grants which will be cash-settled are accounted for as described in the Company's annual consolidated financial statements and have volatility period over period based on the fluctuating price of ATS' common shares. Certain non-IFRS financial measures (adjusted EBITDA, net debt to pro forma adjusted EBITDA, adjusted earnings from operations and adjusted basic earnings per share) exclude the impact on stock-based compensation expense of the revaluation of DSUs and RSUs resulting specifically from the change in market price of the Company's common shares between periods. Management believes that this adjustment provides insight into the Company's performance, as share price volatility drives variability in the Company's stock-based compensation expense.

Operating margin, adjusted earnings from operations, adjusted revenues, EBITDA, EBITDA margin, adjusted EBITDA, pro forma adjusted EBITDA, and adjusted EBITDA margin are used by the Company to evaluate the performance of its operations. Management believes that earnings from operations is an important indicator in measuring the performance of the Company's operations on a pre-tax basis and without consideration as to how the Company finances its operations. Management believes that adjusted revenues, organic revenue and organic revenue growth, when considered with IFRS measures, allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic revenue growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Management believes that EBITDA and adjusted EBITDA are important indicators of the Company's ability to generate operating cash flows to fund continued investment in its operations. Management believes that adjusted earnings from operations, adjusted earnings from operations margin, adjusted EBITDA, adjusted net income and adjusted basic earnings per share are important measures to increase comparability of performance between periods. The adjustment items used by management to arrive at these metrics are not considered to be indicative of the business' ongoing operating performance. Management uses the measure "non-cash working capital as a percentage of adjusted revenues" to assess overall liquidity. Free cash flow is used by the Company to measure cash flow from operations after investment in property, plant and equipment and intangible assets. Management uses net debt to pro forma adjusted EBITDA as a measurement of leverage of the Company. Reoccurring revenues, custom integration revenues, products and equipment revenues and service including spare parts revenues are used by the Company to understand the revenue portfolio of the Company. Order Bookings provide an indication of the Company's ability to secure new orders for work during a specified period, while Order Backlog provides a measure of the value of Order Bookings that have not been completed at a specified point in time. Both Order Bookings and Order Backlog are indicators of future revenues that the Company expects to generate based on contracts that management believes to be firm. Organic Order Bookings and organic Order Bookings growth allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic Order Bookings growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Book to bill ratio is used to measure the Company's ability and timeliness to convert Order Bookings into revenues. Management believes that ATS shareholders and potential investors in ATS use these additional IFRS measures and non-IFRS financial measures in making investment decisions and measuring operational results.

A reconciliation of (i) adjusted EBITDA and EBITDA to net income (loss), (ii) adjusted net income to net income (loss), (iii) adjusted basic earnings per share to basic earnings (loss) per share (iv) free cash flow to its IFRS measure components (vi) adjusted revenues to revenue and (vii) organic revenue to revenue, in each case for the three- and twelve-months ended March 31, 2026 and March 31, 2025, is contained in this document (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). This document also contains a reconciliation of (i) non-cash working capital as a percentage of adjusted revenues and (ii) net debt to their IFRS measure components, in each case at both March 31, 2026 and March 31, 2025 (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). A reconciliation of adjusted earnings from operations to earnings (loss) from operations for the three- and twelve-months ended March 31, 2026 and March 31, 2025 is also contained in this document (see "Consolidated Operating Results"). A reconciliation of Order Bookings and Order Backlog to total Company revenues for the three- and twelve-months ended March 31, 2026 and March 31, 2025 is also contained in this document (see "Order Backlog Continuity").

Forward-Looking Statements
This news release contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the value creation strategy; the Company's strategy to expand through development of new markets and business platforms, expanding service offerings, investment in innovation and product development, and strategic and disciplined acquisition, and the expected benefits to be derived therefrom; the ABM; the development of the Company’s digitalization capabilities; various market opportunities for ATS; conversion of opportunities into Order Bookings; the announcement of new Order Bookings and the anticipated timeline for delivery; potential impacts on the time to convert opportunities into Order Bookings; the expectation that the Company's Order Backlog will help mitigate some of the impact of variable Order Bookings on revenue in the short term; the expected benefits where the Company engages with customers on enterprise-type solutions; the potential impact of the Company's approach to market and timing of customer decisions on Order Bookings, performance period, and timing of revenue recognition; expected benefits with respect to the Company's efforts to grow its product portfolio and after-sale service revenues; the ability of after-sales revenues and reoccurring revenues to provide some balance to customers' capital expenditure cycles; the range of the expected reoccurring revenues on a trailing twelve month basis; initiatives in furtherance of revenue growth and improvement of profitability; the expected improvement of the Company's adjusted earnings from operations margin in fiscal 2027 through operational initiatives and portfolio development, and a combination of lower costs achieved from the transportation reorganization, disciplined execution of the ABM across the portfolio, targeted commercial practices, and an improved after-market mix supported by the integration of services directly into the Company's operating units; the expected long-term adjusted earnings from operations margin target; the anticipated range of revenues for the following quarter; the expected revenue growth for fiscal 2027, and the Company’s long term goal to grow revenues greater than market growth rates in its chosen markets; the expectation that the ongoing reorganization of the Company’s transportation-related operations will remove dilutive revenues; the expectation that transportation will no longer be reported as a separate market vertical within the fiscal year; the expectation to continue to operate within the targeted leverage ratio for fiscal 2027; the multi-year free cash flow target; expectation of realization of cost and revenue synergies consistent with announced integration plans; the Company’s long-term goal of non-cash working capital as a percentage of annualized revenues; the expectation to continue investing in non-cash working capital to support growth; planned reorganization activities, including any go-to-market reorganization across its lab equipment businesses, with early pipeline activity building, the expected restructuring costs in the following quarter, the expectation that the restructuring and other related costs to be funded by proceeds of the sale of buildings in the U.S. and in Germany in fiscal 2027, the reinvestment of the portion of savings from the reorganization in higher-growth areas, and the expectation of restructuring and reorganization activity to support the Company’s margin expansion initiative throughout fiscal 2027; the expected stock-based compensation expense per quarter in fiscal 2027; expectation in relation to meeting liquidity and funding requirements for investments; potential to use debt or equity financing to support strategic opportunities and growth strategy; underlying trends driving customer demand; potential impacts of variability in bookings caused by the timing and geographies of customer capital expenditure decisions on larger opportunities; the ability to achieve revenue growth organically and by identifying strategic acquisition opportunities; expected capital expenditures for fiscal 2027; the remediation plan for the material weakness in the Company's internal control over financial reporting, and the effectiveness of the upgraded ERP system; the uncertainty and potential impact on the Company's business and operations due to the current macroeconomic environment including the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, tariffs imposed by the U.S. and the shifting trade dynamics, geo-political issues, and regional conflicts; steps taken by the Company to mitigate risks as a result of the tariffs imposed by the U.S., and the Company’s expectation that such tariffs do not have a material impact on the Company; and the Company's belief with respect to the outcome or impact of any lawsuits, claims, counterclaims and contingencies.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS' business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to: the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; risks related to the shifting trade dynamics; risks related to a recession, slowdown, and/or sustained downturn in the economy; performance of the markets that

ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative weakness of the Canadian dollar; risks related to customer concentration; risks related to any customer disagreements; impact of factors such as increased pricing pressure, decreases in availability and a corresponding increase in cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases or any epidemic or pandemic outbreak or resurgence, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, shifting trade dynamics, and regional or global conflicts that have in the past and may in the future lead to significant price and trading fluctuations in the market price for securities in the stock markets, including the TSX and the NYSE; energy shortages and global price increases; inability to successfully expand through development of new markets and business platforms, expanding service offerings, investment in innovation and product development, and strategic and disciplined acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions; or to raise, through debt or equity, or otherwise have available, required capital; that the ABM is not effective in accomplishing its goals; that ATS is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulations or delays; that the timing of completion of new Order Bookings is other than as expected due to various reasons, including schedule changes or the customer exercising any right to withdraw the Order Booking or to terminate the program in whole or in part prior to its completion, thereby preventing ATS from realizing on the full benefit of the program; that some or all of the sales funnel is not converted to Order Bookings due to competitive factors or failure to meet customer needs; that the market opportunities ATS anticipates do not materialize or that ATS is unable to exploit such opportunities; failure to convert Order Backlog to revenue and/or variations in the amount of Order Backlog completed in any given quarter; timing of customer decisions related to large enterprise programs and potential for negative impact associated with any cancellations or non-performance in relation thereto; that the Company is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that efforts to improve adjusted earnings from operations margin in fiscal 2027 and over long-term are unsuccessful, due to any number of reasons, including less than anticipated increase in after-sales service revenues or reduced margins attached to those revenues, inability to achieve lower costs through supply chain management, price and lead-time volatility, failure to develop, adopt internally, or have customers adopt, standardized platforms and technologies, inability to maintain current cost structure if revenues were to grow, and failure of ABM to impact margins; that after-sales or reoccurring revenues do not provide the expected balance to customers' expenditure cycles; that revenues are not in the expected range; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; non-cash working capital as a percentage of revenues operating at a level other than as expected due to reasons, including, the timing and nature of Order Bookings, the timing of payment milestones and payment terms in customer contracts, and delays in customer programs; that planned reorganization activities are not completed at the cost or within the timelines expected, or at all; underlying trends driving customer demand will not materialize or have the impact expected; that capital expenditure targets are increased in the future or the Company experiences cost increases in relation thereto; the remediation plan for the material weakness in the Company's internal control over financial reporting and the upgraded ERP system are not effective; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; the consequence of activist initiatives on the business performance, results, or share price of the Company; the impact of analyst reports on price and trading volume of ATS' shares; impact of the leadership transition; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in ATS' annual information form for the fiscal year ended March 31, 2026, which are available on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca and on the U.S. Securities Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company's business and operations; the ability of ATS to execute on its business objectives; the effectiveness of ABM in accomplishing its goals; the ability to successfully implement margin expansion initiative; management's assessment as to the project schedules across all customer contracts in Order Backlog, faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity; the volume of outstanding projects the Company is contracted to perform, the size and duration of those projects, and the timing of project activities including design, assembly, testing, and installation will support revenue growth; initiatives in furtherance of the Company's goal of improving its adjusted earnings from operations margin in fiscal 2027 and over the long term will result in improvements to adjusted earnings from operations margin; the anticipated growth or capabilities in the life sciences, food & beverage, consumer products, energy, and transportation markets; the ability to seek out, enter into and successfully integrate acquisitions; ongoing cost inflationary pressures and the Company's ability to respond to such inflationary pressures; the effects of foreign currency exchange rate fluctuations on its operations; the Company's competitive position in the industry, including global presence, size and critical mass, technical skills, capabilities and experience, product and technology portfolio, recognized brands, trusted customer relationships, and total-solutions capabilities; the underlying trends driving customer demand for ATS solutions remain favourable; the Company's ability to adapt and develop solutions that keep pace with continuing changes in technology and customer needs; the ability to maintain mutually beneficial relationships with the Company's customers; planned restructuring and reorganization activities will be implemented as expected and within anticipated cost ranges; and general economic and political conditions, and global events, including any regional and global conflicts, epidemic or pandemic outbreak or resurgence, and the international trade dynamics.

Forward-looking statements included in this news release are only provided to understand management's current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

Certain forward-looking information included in this news release may also constitute a "financial outlook" within the meaning of applicable securities laws. Financial outlook involves statements about ATS' prospective financial performance, financial position or cash flows that is based on and subject to the assumptions about future economic conditions and courses of action described above as well as management's assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity, and lower costs achieved from the transportation reorganization. Such assumptions are based on management's assessment of the relevant information currently available and any financial outlook included herein is provided for the purpose of helping readers understand management's current expectations and plans for the future as of the date hereof. The actual results of ATS' operations may vary from the amounts set forth in any financial outlook and such variances may be material. Readers are cautioned that reliance on any financial outlook may not be appropriate for other purposes or in other circumstances and that the risk factors described above and other factors may cause actual results to differ materially from any financial outlook.